Via Facsimile and U.S. Mail
Mail Stop 03-09


April 26, 2005


Mr. Alan I Edrick
Executive Vice President and
Chief Financial Officer
Biosource International, Inc.
542 Flynn Road
Camarillo, CA  93012


Re:	Biosource International, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 0-21930

Dear Mr. Edrick:

We have reviewed your filing and have the following comments. We have limited our review of the above referenced filing to only those issues addressed. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.
Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies

Allowance for Inventory, pg. 17

1. We noted your accounting policy regarding your reserve for 100%
of
the costs of manufactured antibody inventory.  Please explain to us
management`s basis for this policy and how it complies with GAAP, specifically Chapter 4 of ARB 43. Regarding this inventory to help us understand the effect of this estimate on your financial
statements,
please provide us a roll forward of the reserve from January 1,
2002
through December 31, 2004 showing the amount you charged to operations for each period in recording the reserve and the amount and nature of any other adjustments. Also provide us a schedule that shows the revenue and cost of sales related to this inventory that you recorded during each period. Finally, tell us where in the filing you provided information similar to that in the roll forward and for the revenue and cost of sales so that an investor can understand the effects of recording antibody inventory at a zero cost.


Liquidity and Capital Resources, pages 21-22

2. Please provide us an analysis of explaining the period to period changes in cash flows from operating activities to enable us to understand the underlying reasons for period to period fluctuations as opposed to a discussion of a)the changes in the adjustments to reconcile net income (loss) to net cash provided by operating activities and b)changes in operating assets and liabilities. Please refer to Section IV of the Securities and Exchange Commission`s Guidance Regarding Management`s Discussion and Analysis of Financial
Conditions and Results of Operations (Release Nos. 33-8350; 34-
48960;
FR-72). Please tell us why you did not include this analysis in your filing or where in your filing you accomplish this objective.



*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Todd Sherman, staff accountant, at 202-824-
5358
or Kevin Woody, Branch Chief, at 202-942-7332, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Alan I. Edrick
Biosource International, Inc.
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